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Pricing Supplement dated October 28, 1997                       Rule #424(b)(3)
(To Prospectus dated August 6, 1997)                          File No.333-28291

                         $200,000,000 Principal Amount

                                 Advanta Corp.

                                  91 Day Notes
                      Six, Eighteen and Thirty Month Notes
             One, Two, Three, Four, Five, Seven and Ten Year Notes


                                       Annual                                     Annual
                    Interest         Percentage                   Interest      Percentage
                      Rate             Yield                        Rate          Yield
Maturity           Per Annum           (APY)*        Maturity    Per Annum        (APY)*
--------           ---------          ------         --------    ---------        -----
91 Days              5.97%             6.15%         One Year      6.86%          7.10%
Six Months           6.53%             6.75%         Two Years     7.14%          7.40%
Eighteen Months      6.95%             7.20%         Four Years    7.56%          7.85%
Thirty Months        7.23%             7.50%         Five Years    7.70%          8.00%

                              RECENT DEVELOPMENTS

         On October 28, 1997, Advanta Corp. (the "Company") announced that it has reached a definitive agreement under which Fleet Financial Group ("Fleet") will acquire the Company's consumer credit card business and will combine it with Fleet's consumer credit card business. The Company will continue to operate its mortgage and business services companies.

         The Company intends to seek shareholder approval and the transaction is subject to regulatory approval. The transaction, which is expected to close by late 1997 or early 1998, is anticipated to have a total value to the Company of approximately $1.3 billion, including an after tax gain of approximately $500 million.

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*Effective annual yield assumes interest reinvested at the current daily rate.
 Substantial penalty for early withdrawal.
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         The Company also announced that it intends to make a tender offer to repurchase between $750 to $850 million of the Company's common stock in 1998, following the closing of the transaction. The Company presently expects the tender offer to be at a price between $40 and $45 per share. Following the tender offer, the Company will be well-capitalized with a book value of approximately $650 million. The Company will have combined managed assets of $8.4 billion and an additional $10.3 billion of mortgage contracts serviced for a total of $18.7 billion.

         The Company also announced that Dennis Alter will resume his long-held position as Chief Executive Officer of Advanta. Alex "Pete" Hart, former Chief Executive Officer, and Jim Allhusen, Group Executive of Advanta Personal Payment Services, are leaving to pursue other interests.

         On October 28, 1997, in connection with the Company's announcement described above, Moody's Investors Service lowered its ratings of the Company's debt securities. As of the date of this Pricing Supplement, senior debt of the Company is rated investment grade (at or above investment grade level) by three of the nationally recognized rating agencies, but is rated two levels below investment grade by Standard and Poor's and three levels below investment grade by Moody's Investors Service.

         This Prospectus Supplement contains forward-looking statements, including but not limited to projections of future earnings, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The most significant among these risks and uncertainties are: (1) the Company's managed net interest margin, which in turn is affected by the Company's success in originating new credit card accounts, the receivables volume and initial pricing of new accounts, the impact of repricing existing accounts and account attrition, the mix of account types and interest rate fluctuations; (2) the level of delinquencies and charge-offs; and
(3) the level of expenses. Earnings also may be affected by factors that affect consumer debt, competitive pressures and the ratings on debt of the Company and its subsidiaries. The transaction described herein also may be affected by factors which include the timing of closing as well as contingencies. The proposed tender offer also may be affected by factors which include the closing of the transaction and the price at which the Company's stock is trading at the time of the proposed tender offer. Additional risks that may affect the Company's future performance are detailed in the Company's filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.